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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 5)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

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     This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated March 8, 1994 (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

At a special meeting of the Board on Monday, March 14, 1994, the Board (1) approved an amendment to its Rights Agreement which amends Section 3(a)(ii) thereof by inserting the words "(or such earlier or later date, prior to the time any such Person becomes an Acquiring Person, as the Board of Directors, or any duly authorized committee thereof, by subsequent resolution approved by a majority of the Board or such committee, as the case may be, may designate)" immediately following the words "or (ii) the close of business on the tenth calendar day" in such Section, and (2) pursuant to such amendment the Board deferred the Distribution Date from March 20, 1994 to a later date. The Company will publicly disclose the occurrence of the Distribution Date should it occur.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /s/  RENSO L. CAPORALI
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                                              Chairman of the Board and
                                              Chief Executive Officer

Date: March 16, 1994

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